No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) announced on June 26, 2015, the amendment of the summary of consolidated financial results for the year ended March 31, 2015 released on April 28, 2015 to recognize the effects of subsequent events.

Exhibit 2:

On June 26, 2015, the Company filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 30, 2015

[Translation]

June 26, 2015

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takahiro Hachigo
President and Representative Director

Notice of Amendment of the Summary of Consolidated Financial Results (U.S. GAAP)

for the Fiscal Year Ended March 31, 2015

Honda Motor Co., Ltd. (the “Company”) announced today the amendment of the summary of consolidated financial results for the year ended March 31, 2015 released on April 28, 2015 to recognize the effects of subsequent events.

Particular

1.	Subsequent Events

The Company and its consolidated subsidiaries have been conducting market-based measures in relation to airbag inflators, such as product recalls and a Safety Improvement Campaign. Due to factors arising since May 2015 such as an expansion of the scope of these market-based measures based on an agreement between our supplier and the U.S. National Highway Traffic Safety Administration, a change has arisen in the estimate relating to product warranty expenses as announced on June 12, 2015. The Company recognized the effects of the subsequent events in its consolidated financial results.

2.	Amendment

Please refer to the underlined items of attached documents for the details of the amendment.

April 28, 2015

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2015

Tokyo, April 28, 2015 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2015.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2015 totaled JPY 68.0 billion (USD 567 million), a decrease of 60.1% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 37.77 (USD 0.31), a decrease of JPY 56.84 (USD 0.47) from JPY 94.61 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,353.7 billion (USD 27,908 million), an increase of 8.3% from the same period last year, due primarily to increased revenue in motorcycle business operations, as well as favorable foreign currency translation effects, despite decreased revenue in automobile business operations.

Consolidated operating income for the quarter amounted to JPY 67.1 billion (USD 559 million), a decrease of 59.4% from the same period last year, due primarily to increased SG&A expenses including product warranty expenses as well as a decrease in sales volume and model mix, despite favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 72.0 billion (USD 599 million), a decrease of 58.8% from the same period last year.

Equity in income of affiliates amounted to JPY 36.6 billion (USD 305 million) for the quarter, a decrease of 1.9% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Change	%	Three months ended Mar. 31, 2014	Three months ended Mar. 31 2015	Change	%
Motorcycle business	4,500	4,615	115	2.6	2,730	2,779	49	1.8
Japan	57	52	- 5	- 8.8	57	52	- 5	- 8.8
North America	83	85	2	2.4	83	85	2	2.4
Europe	49	53	4	8.2	49	53	4	8.2
Asia	3,843	4,041	198	5.2	2,073	2,205	132	6.4
Other Regions	468	384	- 84	- 17.9	468	384	- 84	- 17.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal fourth quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 14.7%, to JPY 514.5 billion (USD 4,282 million) from the same period last year due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled JPY 45.6 billion (USD 380 million), an increase of 6.2% from the same period last year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the three months ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Change	%	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Change	%
Automobile business	1,195	1,204	9	0.8	933	915	- 18	- 1.9
Japan	282	221	- 61	- 21.6	280	219	- 61	- 21.8
North America	386	397	11	2.8	386	397	11	2.8
Europe	51	48	- 3	- 5.9	51	48	- 3	- 5.9
Asia	405	464	59	14.6	145	177	32	22.1
Other Regions	71	74	3	4.2	71	74	3	4.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 6.2%, to JPY 2,524.7 billion (USD 21,010 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased consolidated unit sales. Honda reported an operating loss of JPY 23.9 billion (USD 200 million), a decrease of JPY96.9 billion (USD 807 million) from the same period last year, due primarily to increased SG&A expenses including product warranty expenses, as well as a decrease in sales volume and model mix, despite favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 17.9%, to JPY 221.3 billion (USD 1,842 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 2.5% to JPY 50.0 billion (USD 416 million) from the same period last year due mainly to favorable foreign currency effects, despite an increase in costs related to lease residual values.

Power Product and Other Businesses

For the three months ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015
			Change	%
Power product business	1,990	2,057	67	3.4
Japan	95	102	7	7.4
North America	959	1,005	46	4.8
Europe	441	465	24	5.4
Asia	372	353	- 19	- 5.1
Other Regions	123	132	9	7.3

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended March 31, 2014 and for the three months ended March 31, 2015, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 93.0 billion (USD 774 million), an increase of 12.5% from the same period last year, due mainly to increased consolidated power product unit sales as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 4.5 billion (USD 38 million), a decline of 5.0 billion (USD 42 million) from the same period last year, due mainly to increased expenses in other businesses, as well as unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,020.1 billion (USD 8,489 million), a decrease of 8.0% from the same period last year due mainly to decreased revenue in automobile business operations. Honda reported operating loss of JPY 3.2 billion (USD 27 million), a decrease of JPY 46.5 billion (USD 387 million) from the same period last year, due mainly to an increased SG&A expenses including product warranty expenses, as well as decrease in sales volume and model mix, despite favorable foreign currency effects.

In North America, revenue increased by 18.0%, to JPY 1,658.0 billion (USD 13,797 million) from the same period last year due mainly to increased revenue in automobile business operations, as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 4.8 billion (USD 40 million), a decrease of JPY 46.6 billion (USD 389 million) from the same period last year due mainly to increased SG&A expenses including product warranty expenses, despite an increase in sales volume and model mix.

In Europe, revenue decreased by 19.3%, to JPY 196.9 billion (USD 1,639 million) from the same period last year due mainly to decreased revenue in automobile business operations, as well as unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 5.7 billion (USD 48 million), a decline of JPY 20.6 billion (USD 172 million) from the same period last year due mainly to increased SG&A expenses, a decrease in sales volume and model mix, as well as unfavorable foreign currency effects.

In Asia, revenue increased by 24.7%, to JPY 933.1 billion (USD 7,765 million) from the same period last year mainly due to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects. Operating income increased by 18.7%, to JPY 64.1 billion (USD 534 million) from the same period last year due mainly to continuing cost reduction efforts, an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue decreased by 3.2%, to JPY 252.0 billion (USD 2,097 million) from the same period last year, mainly due to decreased revenue in motorcycle business operations, despite favorable foreign currency translation effects. Operating income totaled JPY 3.9 billion (USD 33 million), a decrease of 69.6% from the same period last year, mainly due to increased SG&A expenses, as well as unfavorable foreign currency effects.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 120.17=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2015.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2015 totaled JPY 493.0 billion, a decrease of 14.1% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the year amounted to JPY 273.54, a decrease of JPY 45.00 from JPY 318.54 for the previous fiscal year.

Consolidated net sales and other operating revenue for the year amounted to JPY 12,646.7 billion, an increase of 6.8% from the previous fiscal year, due primarily to increased revenue in motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to JPY 606.8 billion, a decrease of 19.1% from the previous fiscal year, due primarily to increased SG&A expenses including product warranty expenses, and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the year totaled JPY 644.8 billion, a decrease of 11.5% from the previous fiscal year.

Equity in income of affiliates amounted to JPY 126.5 billion for the year, a decrease of 4.5% from the previous fiscal year.

Business Segment

Motorcycle Business

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Motorcycle business	17,021	17,765	744	4.4	10,343	10,742	399	3.9
Japan	226	199	- 27	- 11.9	226	199	- 27	- 11.9
North America	276	285	9	3.3	276	285	9	3.3
Europe	166	192	26	15.7	166	192	26	15.7
Asia	14,536	15,504	968	6.7	7,858	8,481	623	7.9
Other Regions	1,817	1,585	- 232	- 12.8	1,817	1,585	- 232	- 12.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, revenue from sales to external customers increased 9.6%, to JPY 1,824.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled JPY 181.3 billion, an increase of 9.5% from the previous fiscal year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Automobile business	4,323	4,364	41	0.9	3,560	3,567	7	0.2
Japan	818	761	- 57	- 7.0	812	752	- 60	- 7.4
North America	1,757	1,746	- 11	- 0.6	1,757	1,746	- 11	- 0.6
Europe	169	167	- 2	- 1.2	169	167	- 2	- 1.2
Asia	1,286	1,425	139	10.8	529	637	108	20.4
Other Regions	293	265	- 28	- 9.6	293	265	- 28	- 9.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 5.6%, to JPY 9,693.2 billion from the previous fiscal year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 231.4 billion, a decrease of 42.7% from the previous fiscal year, due primarily to increased SG&A expenses including product warranty expenses and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 16.7%, to JPY 814.4 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 10.1% to JPY 201.1 billion from the previous fiscal year due mainly to increased revenue, as well as favorable foreign currency effects.

Power Product and Other Businesses

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Power product business	6,036	6,001	- 35	- 0.6
Japan	314	338	24	7.6
North America	2,718	2,698	- 20	- 0.7
Europe	1,032	1,093	61	5.9
Asia	1,500	1,403	- 97	- 6.5
Other Regions	472	469	- 3	- 0.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2014 and for the year ended March 31, 2015, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 314.8 billion, an increase of 3.5% from the previous fiscal year, due mainly to favorable foreign currency translation effects, despite decreased consolidated power product unit sales. Honda reported an operating loss of JPY 7.0 billion, a decline of JPY 5.2 billion from the previous fiscal year, due mainly to increased expenses in other businesses as well as unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 3,937.4 billion, a decrease of 6.1% from the previous fiscal year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 160.8 billion, a decrease of 24.9% from the previous fiscal year due mainly to increased SG&A including product warranty expenses and R&D expenses, as well as a decrease in sales volume and model mix, despite favorable foreign currency effects.

In North America, revenue increased by 9.3%, to JPY 6,527.3 billion from the previous fiscal year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 183.7 billion, a decrease of 36.8% from the previous fiscal year due mainly to increased SG&A expenses including product warranty expenses as well as a decrease in sales volume and model mix, despite continuing cost reduction efforts.

In Europe, revenue decreased by 4.4%, to JPY 740.9 billion from the previous fiscal year mainly due to decreased revenue in automobile business operations, despite increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 18.8 billion, a decline of JPY 1.6 billion from the previous fiscal year mainly due to unfavorable foreign currency effects, despite an increase in sales volume and model mix.

In Asia, revenue increased by 16.4%, to JPY 3,290.7 billion from the previous fiscal year mainly due to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects. Operating income increased by 24.5%, to JPY 271.3 billion from the previous fiscal year due mainly to an increase in sales volume and model mix, continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Near/Middle East, Africa and Oceania, revenue decreased by 8.0%, to JPY 943.6 billion from the previous fiscal year, mainly due to decreased revenue in automobile and motorcycle business operations, as well as unfavorable foreign currency translation effects. Operating income totaled JPY 30.7 billion, a decrease of 31.6% from the previous fiscal year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects.

Forecasts for the Fiscal Year Ending March 31, 2016

Honda decided to voluntarily adopt IFRS for the Company’s consolidated financial statements for the year ending March 31, 2015 to be included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission) for that fiscal year. Accordingly, the Company’s forecasts for the year ending March 31, 2016 are based on IFRS.

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2016, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2016

	Yen (billions)
	FY2015 Results (U.S. GAAP)	FY2016 Forecast (IFRS)	(Reference) FY2016 Forecast (U.S. GAAP)
Sales revenue	12,646.7	14,500.0	13,850.0
Operating profit	606.8	685.0	660.0
Profit before income taxes	644.8	805.0	650.0
Profit for the year attributable to owners of the parent	493.0	525.0	525.0

	Yen
Earnings per share attributable to owners of the parent	273.54	291.3	291.3

Note: 1	The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 115 and JPY 125, respectively, for the full year ending March 31, 2016.
2	“Net sales and other operating revenue” in U.S. GAAP is stated as “Sales revenue”
3	“Net income attributable to Honda Motor Co., Ltd.” in U.S. GAAP is stated as “Profit for the year attributable to owners of the parent”

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2016 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	167.3
Cost reduction, the effect of raw material cost fluctuations, etc.	60.0
SG&A expenses	- 45.2
R&D expenses	- 44.0
Currency effect	- 85.0
Fair value of derivative instruments	- 17.0
Others	- 30.9
GAAP difference	155.0

Profit before income taxes compared with fiscal year 2015	160.1

The GAAP difference in the forecasts of profit before income taxes for the fiscal year ending March 31, 2016, due to adoption of IFRS, are as follows.

Yen (billions)
Capitalized development cost	50.0
Post-employment benefits	- 23.0
Translation of Equity in income of affiliates	135.0
Others	- 7.0

GAAP difference	155.0

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2015

Total assets increased by JPY 2,466.8 billion, to JPY 18,088.8 billion from March 31, 2014, mainly due to increases in Property on operating lease, Cash and cash equivalents and Property, plant and equipment, as well as foreign currency translation effects. Total liabilities increased by JPY 1,645.7 billion, to JPY 11,154.3 billion from March 31, 2014, mainly due to an increase in Short-term debt and Long-term debt excluding current portion, as well as foreign currency translation effects. Total equity increased by JPY 821.0 billion, to JPY 6,934.4 billion from March 31, 2014 due mainly to increased Retained earnings attributable to net income, as well as foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2015

Consolidated cash and cash equivalents on March 31, 2015 increased by JPY 297.6 billion from March 31, 2014, to JPY 1,466.5 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 1,419.2 billion for the fiscal year ended March 31, 2015. Cash inflows from operating activities increased by JPY 190.0 billion compared with the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 1,252.1 billion. Cash outflows from investing activities decreased by JPY 456.5 billion compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables as well as an increase in collections of finance subsidiaries-receivables, despite an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 30.3 billion. Cash inflows from financing activities decreased by JPY 340.1 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from debt, as well as an increase in cash outflow due to an increase in dividends paid.

Supplemental information for cash flows

	FY2014 Year-end	FY2015 Year-end
Shareholders’ equity ratio (%)	37.9	37.0
Shareholders’ equity ratio on a market price basis (%)	41.9	38.9
Repayment period (years)	4.8	4.8
Interest coverage ratio	16.0	16.6

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows.

3.	Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated balance sheets.

4.	“Shareholders’ equity ratio” is calculated based on “total Honda Motor Co., Ltd. shareholders’ equity”.

Profit Redistribution Policy and Dividend per Share of Common Stock for the fiscal years 2015 and 2016

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 22 per share for the year ended March 31, 2015. As a result, total cash dividends for the year ended March 31, 2015, together with the first quarter cash dividends of JPY 22, the second quarter cash dividends of JPY 22 and the third quarter cash dividends of JPY 22, are planned to be JPY 88 per share, an increase of JPY 6 per share from the annual dividends paid for the year ended March 31, 2014.

Also, please note that the year-end cash dividends for the year ended March 31, 2015 is a matter to be resolved at the ordinary general meeting of shareholders.

The Company expects to distribute quarterly cash dividends of JPY 22 per share for each quarter for the year ending March 31, 2016. As a result, total cash dividends for the year ending March 31, 2016 are expected to be JPY 88 per share.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Medium- and Long-term Management Strategy and Management Target: Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions.”

1. Product Quality

Honda will strive to improve its product quality by verification within each department of development, purchasing, production, sales and service, along with integrated verification through coordination among those departments.

2. Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3. Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells. Honda has now set a target to reduce CO2 emissions from its global products by 30% by 2020 compared to year 2000 levels. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including production and its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions from mobility and people’s everyday lives.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want it to exist.

Basic Rationale for Selection of Accounting Standards

The Company decided to voluntarily adopt IFRS for the Company’s consolidated financial statements for the year ending March 31, 2015 to be included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

Consolidated Financial Summary

For the three months and the year ended March 31, 2014 and 2015

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net sales and other operating revenue	3,097,246	3,353,728	11,842,451	12,646,747
Operating income	165,293	67,140	750,281	606,878
Income before income taxes and equity in income of affiliates	174,706	72,016	728,940	644,809
Net income attributable to Honda Motor Co., Ltd.	170,508	68,081	574,107	493,007

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	94.61	37.77	318.54	273.54

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2015		Year ended Mar. 31, 2015
Net sales and other operating revenue		27,908		105,240
Operating income		559		5,050
Income before income taxes and equity in income of affiliates		599		5,366
Net income attributable to Honda Motor Co., Ltd.		567		4,103

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.31		2.28

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Assets
Current assets:
Cash and cash equivalents	1,168,914	1,466,525
Trade accounts and notes receivable	1,158,671	1,211,219
Finance subsidiaries-receivables, net	1,464,215	1,645,570
Inventories	1,302,895	1,486,177
Deferred income taxes	202,123	207,919
Other current assets	474,448	607,161

Total current assets	5,771,266	6,624,571

Finance subsidiaries-receivables, net	3,317,553	3,558,931

Investments and advances:
Investments in and advances to affiliates	564,266	660,301
Other, including marketable equity securities	253,661	285,633

Total investments and advances	817,927	945,934

Property on operating leases:
Vehicles	2,718,131	3,628,128
Less accumulated depreciation	481,410	628,643

Net property on operating leases	2,236,721	2,999,485

Property, plant and equipment, at cost:
Land	521,806	541,088
Buildings	1,895,140	2,113,307
Machinery and equipment	4,384,255	5,035,280
Construction in progress	339,093	366,547

	7,140,294	8,056,222
Less accumulated depreciation and amortization	4,321,862	4,843,364

Net property, plant and equipment	2,818,432	3,212,858

Other assets	660,132	747,060

Total assets	15,622,031	18,088,839

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Liabilities and Equity
Current liabilities:
Short-term debt	1,319,344	1,592,881
Current portion of long-term debt	1,303,464	1,264,149
Trade payables:
Notes	28,501	42,535
Accounts	1,071,179	1,171,085
Accrued expenses	626,503	766,777
Income taxes payable	43,085	52,306
Other current liabilities	319,253	436,601

Total current liabilities	4,711,329	5,326,334

Long-term debt, excluding current portion	3,234,066	3,933,860
Other liabilities	1,563,238	1,894,199

Total liabilities	9,508,633	11,154,393

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2014 and Mar. 31, 2015	86,067	86,067
Capital surplus	171,117	171,118
Legal reserves	49,276	55,125
Retained earnings	6,431,682	6,760,239
Accumulated other comprehensive income (loss), net	(793,014)	(349,691)
Treasury stock, at cost 9,137,234 shares on Mar. 31, 2014 and 9,141,504 shares on Mar. 31, 2015	(26,149)	(26,165)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	6,696,693

Noncontrolling interests	194,419	237,753

Total equity	6,113,398	6,934,446

Commitments and contingent liabilities

Total liabilities and equity	15,622,031	18,088,839

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2014 and 2015

	Yen (millions)
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015
Net sales and other operating revenue	3,097,246	3,353,728
Operating costs and expenses:
Cost of sales	2,277,016	2,497,304
Selling, general and administrative	471,084	599,878
Research and development	183,853	189,406

	2,931,953	3,286,588

Operating income	165,293	67,140

Other income (expenses):
Interest income	6,486	7,311
Interest expense	(3,042)	(3,003)
Other, net	5,969	568

	9,413	4,876

Income before income taxes and equity in income of affiliates	174,706	72,016

Income tax expense:
Current	38,709	61,385
Deferred	(6,427)	(32,408)

	32,282	28,977

Income before equity in income of affiliates	142,424	43,039
Equity in income of affiliates	37,387	36,669

Net income	179,811	79,708
Less: Net income attributable to noncontrolling interests	9,303	11,627

Net income attributable to Honda Motor Co., Ltd.	170,508	68,081

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	94.61	37.77

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2014 and 2015

	Yen (millions)
	Three months ended Mar. 31, 2014	Three months ended Mar. 31, 2015
Net income	179,811	79,708
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(22,465)	(3,545)
Unrealized gains (losses) on available-for-sale securities, net	(7,395)	5,183
Unrealized gains (losses) on derivative instruments, net	478	—
Pension and other postretirement benefits adjustments	38,420	(115,822)

Other comprehensive income (loss), net of tax	9,038	(114,184)

Comprehensive income (loss)	188,849	(34,476)
Less: Comprehensive income attributable to noncontrolling interests	12,813	12,055

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	176,036	(46,531)

Consolidated Statements of Income

For the years ended March 31, 2014 and 2015

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net sales and other operating revenue	11,842,451	12,646,747
Operating costs and expenses:
Cost of sales	8,761,083	9,451,965
Selling, general and administrative	1,696,957	1,925,294
Research and development	634,130	662,610

	11,092,170	12,039,869

Operating income	750,281	606,878

Other income (expenses):
Interest income	24,026	25,622
Interest expense	(12,703)	(16,598)
Other, net	(32,664)	28,907

	(21,341)	37,931

Income before income taxes and equity in income of affiliates	728,940	644,809

Income tax expense:
Current	207,236	175,609
Deferred	45,426	59,595

	252,662	235,204

Income before equity in income of affiliates	476,278	409,605
Equity in income of affiliates	132,471	126,570

Net income	608,749	536,175
Less: Net income attributable to noncontrolling interests	34,642	43,168

Net income attributable to Honda Motor Co., Ltd.	574,107	493,007

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	318.54	273.54

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2014 and 2015

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net income	608,749	536,175
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	333,659	561,014
Unrealized gains (losses) on available-for-sale securities, net	15,252	18,917
Unrealized gains (losses) on derivative instruments, net	237	—
Pension and other postretirement benefits adjustments	107,718	(114,764)

Other comprehensive income (loss), net of tax	456,866	465,167

Comprehensive income (loss)	1,065,615	1,001,342
Less: Comprehensive income attributable to noncontrolling interests	47,730	65,012

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	1,017,885	936,330

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balances as of March 31, 2013	86,067	171,117	47,583	6,001,649	(1,236,792)	(26,124)	5,043,500	161,923	5,205,423

Transfer to legal reserves			1,693	(1,693)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(142,381)			(142,381)		(142,381)
Dividends paid to noncontrolling interests								(9,677)	(9,677)
Capital transactions and others								(5,557)	(5,557)
Comprehensive income (loss):
Net income				574,107			574,107	34,642	608,749
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					320,424		320,424	13,235	333,659
Unrealized gains (losses) on available-for-sale securities, net					15,219		15,219	33	15,252
Unrealized gains (losses) on derivative instruments, net					237		237		237
Pension and other postretirement benefits adjustments					107,898		107,898	(180)	107,718

Total comprehensive income (loss)							1,017,885	47,730	1,065,615

Purchase of treasury stock						(26)	(26)		(26)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2014	86,067	171,117	49,276	6,431,682	(793,014)	(26,149)	5,918,979	194,419	6,113,398

Transfer to legal reserves			5,849	(5,849)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(158,601)			(158,601)		(158,601)
Dividends paid to noncontrolling interests								(18,756)	(18,756)
Capital transactions and others		1					1	(2,922)	(2,921)
Comprehensive income (loss):
Net income				493,007			493,007	43,168	536,175
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					539,223		539,223	21,791	561,014
Unrealized gains (losses) on available-for-sale securities, net					18,866		18,866	51	18,917
Unrealized gains (losses) on derivative instruments, net
Pension and other postretirement benefits adjustments					(114,766)		(114,766)	2	(114,764)

Total comprehensive income (loss)							936,330	65,012	1,001,342

Purchase of treasury stock						(17)	(17)		(17)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2015	86,067	171,118	55,125	6,760,239	(349,691)	(26,165)	6,696,693	237,753	6,934,446

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Cash flows from operating activities:
Net income	608,749	536,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	442,318	490,375
Depreciation of property on operating leases	352,402	435,484
Deferred income taxes	45,426	59,595
Equity in income of affiliates	(132,471)	(126,570)
Dividends from affiliates	98,955	103,935
Provision for credit and lease residual losses on finance subsidiaries-receivables	18,904	18,710
Impairment loss on property on operating leases	3,301	4,077
Loss (gain) on derivative instruments, net	(39,376)	(4,997)
Decrease (increase) in assets:
Trade accounts and notes receivable	(92,638)	17,666
Inventories	(2,901)	(68,046)
Other current assets	(7,363)	(101,576)
Other assets	(59,816)	(61,634)
Increase (decrease) in liabilities:
Trade accounts and notes payable	70,988	45,023
Accrued expenses	49,718	98,566
Income taxes payable	(8,688)	4,462
Other current liabilities	31,404	58,793
Other liabilities	(53,815)	17,024
Other, net	(95,906)	(107,845)

Net cash provided by operating activities	1,229,191	1,419,217

Cash flows from investing activities:
Increase in investments and advances	(45,617)	(39,274)
Decrease in investments and advances	58,243	37,706
Payments for purchases of available-for-sale securities	(44,459)	(34,856)
Proceeds from sales of available-for-sale securities	14,501	38,429
Payments for purchases of held-to-maturity securities	(20,771)	(37,208)
Proceeds from redemptions of held-to-maturity securities	3,358	43,920
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposal	9,129	—
Proceeds from sales of investments in affiliates	5,363	—
Capital expenditures	(774,006)	(722,742)
Proceeds from sales of property, plant and equipment	34,069	53,209
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(2,792,774)	(2,406,056)
Collections of finance subsidiaries-receivables	2,354,029	2,588,527
Purchases of operating lease assets	(1,127,840)	(1,470,850)
Proceeds from sales of operating lease assets	611,317	696,713
Other, net	(86)	328

Net cash used in investing activities	(1,708,744)	(1,252,154)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Cash flows from financing activities:
Proceeds from short-term debt	8,559,288	8,707,569
Repayments of short-term debt	(8,563,616)	(8,579,722)
Proceeds from long-term debt	1,588,826	1,505,105
Repayments of long-term debt	(1,039,595)	(1,370,621)
Dividends paid	(142,381)	(158,601)
Dividends paid to noncontrolling interests	(9,677)	(18,441)
Sales (purchases) of treasury stock, net	(25)	(16)
Other, net	(22,265)	(54,875)

Net cash provided by financing activities	370,555	30,398

Effect of exchange rate changes on cash and cash equivalents	71,784	100,150

Net change in cash and cash equivalents	(37,214)	297,611

Cash and cash equivalents at beginning of year	1,206,128	1,168,914

Cash and cash equivalents at end of the period	1,168,914	1,466,525

[5] Assumptions for Going Concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 363

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 86

Corporate names of major affiliated companies accounted for under the equity method:

Dongfeng Honda Automobile Co., Ltd., Guangqi Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10 ; Honda Vietnam Power Products Co., Ltd., etc.

Reduced through reorganization: 12 ; Honda Soltec Co., Ltd., etc.

Affiliated companies:

Newly formed affiliated companies: 5 ; Nippon Charge Service, LLC, etc.

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2015 were JPY 119.09 = USD 1 and JPY 134.18 = EUR 1. The average exchange rates for the same period last year were JPY 102.78 = USD 1 and JPY 140.79 = EUR 1. The average exchange rates for the fiscal year ended March 31, 2015 were JPY 109.93 = USD 1 and JPY 138.77 = EUR 1 as compared with JPY 100.24 = USD 1 and JPY 134.37= EUR 1 for the previous fiscal year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 120.17 = USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2015.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

[7] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	448,523	2,378,267	187,757	82,699	3,097,246	—	3,097,246
Intersegment	—	4,766	2,654	2,963	10,383	(10,383)	—

Total	448,523	2,383,033	190,411	85,662	3,107,629	(10,383)	3,097,246
Cost of sales, SG&A and R&D expenses	405,562	2,310,104	141,592	85,078	2,942,336	(10,383)	2,931,953

Segment income (loss)	42,961	72,929	48,819	584	165,293	—	165,293

For the three months ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	514,536	2,524,770	221,382	93,040	3,353,728	—	3,353,728
Intersegment	—	9,417	3,896	2,357	15,670	(15,670)	—

Total	514,536	2,534,187	225,278	95,397	3,369,398	(15,670)	3,353,728
Cost of sales, SG&A and R&D expenses	468,915	2,558,182	175,253	99,908	3,302,258	(15,670)	3,286,588
Segment income (loss)	45,621	(23,995)	50,025	(4,511)	67,140	—	67,140

(B) As of and for the year ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,663,631	9,176,360	698,185	304,275	11,842,451	—	11,842,451
Intersegment	—	18,569	10,403	13,900	42,872	(42,872)	—

Total	1,663,631	9,194,929	708,588	318,175	11,885,323	(42,872)	11,842,451
Cost of sales, SG&A and R&D expenses	1,498,026	8,791,228	525,832	319,956	11,135,042	(42,872)	11,092,170

Segment income (loss)	165,605	403,701	182,756	(1,781)	750,281	—	750,281

Segment assets	1,264,903	6,398,580	7,980,989	346,177	15,990,649	(368,618)	15,622,031
Depreciation and amortization	46,038	383,325	354,704	10,653	794,720	—	794,720
Capital expenditures	57,702	705,696	1,131,761	14,708	1,909,867	—	1,909,867

As of and for the year ended March 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,824,126	9,693,294	814,484	314,843	12,646,747	—	12,646,747
Intersegment	—	30,303	12,109	12,831	55,243	(55,243)	—

Total	1,824,126	9,723,597	826,593	327,674	12,701,990	(55,243)	12,646,747
Cost of sales, SG&A and R&D expenses	1,642,807	9,492,164	625,411	334,730	12,095,112	(55,243)	12,039,869

Segment income (loss)	181,319	231,433	201,182	(7,056)	606,878	—	606,878

Segment assets	1,478,849	7,223,393	9,340,984	303,621	18,346,847	(258,008)	18,088,839
Depreciation and amortization	50,719	426,362	437,676	11,102	925,859	—	925,859
Capital expenditures	67,429	631,226	1,474,453	12,244	2,185,352	—	2,185,352

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 294,819 million as of March 31, 2014 and JPY 339,888 million as of March 31, 2015 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 352,402 million for the year ended March 31, 2014 and JPY 435,484 million for the year ended March 31, 2015, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 1,127,840 million for the year ended March 31, 2014 and JPY 1,470,850 million for the year ended March 31, 2015 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	690,805	1,319,179	209,395	620,273	257,594	3,097,246	—	3,097,246
Transfers between geographic areas	418,317	86,167	34,656	128,021	2,753	669,914	(669,914)	—

Total	1,109,122	1,405,346	244,051	748,294	260,347	3,767,160	(669,914)	3,097,246
Cost of sales, SG&A and R&D expenses	1,065,862	1,363,456	229,111	694,230	247,423	3,600,082	(668,129)	2,931,953

Operating income (loss)	43,260	41,890	14,940	54,064	12,924	167,078	(1,785)	165,293

For the three months ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	583,729	1,582,013	183,948	752,848	251,190	3,353,728	—	3,353,728
Transfers between geographic areas	436,423	75,989	13,016	180,314	860	706,602	(706,602)	—

Total	1,020,152	1,658,002	196,964	933,162	252,050	4,060,330	(706,602)	3,353,728
Cost of sales, SG&A and R&D expenses	1,023,431	1,662,810	202,713	868,976	248,117	4,006,047	(719,459)	3,286,588

Operating income (loss)	(3,279)	(4,808)	(5,749)	64,186	3,933	54,283	12,857	67,140

(B) As of and for the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,216,735	5,595,981	676,502	2,340,100	1,013,133	11,842,451	—	11,842,451
Transfers between geographic areas	1,975,544	374,018	98,766	486,823	12,368	2,947,519	(2,947,519)	—

Total	4,192,279	5,969,999	775,268	2,826,923	1,025,501	14,789,970	(2,947,519)	11,842,451
Cost of sales, SG&A and R&D expenses	3,978,185	5,679,094	792,393	2,609,023	980,600	14,039,295	(2,947,125)	11,092,170

Operating income (loss)	214,094	290,905	(17,125)	217,900	44,901	750,675	(394)	750,281

Assets	3,442,746	8,825,278	709,469	1,996,929	767,225	15,741,647	(119,616)	15,622,031
Long-lived assets	1,280,071	3,025,095	133,061	588,413	171,429	5,198,069	—	5,198,069

As of and for the year ended March 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,147,221	6,191,768	673,199	2,694,141	940,418	12,646,747	—	12,646,747
Transfers between geographic areas	1,790,265	335,618	67,729	596,611	3,246	2,793,469	(2,793,469)	—

Total	3,937,486	6,527,386	740,928	3,290,752	943,664	15,440,216	(2,793,469)	12,646,747
Cost of sales, SG&A and R&D expenses	3,776,626	6,343,627	759,751	3,019,448	912,943	14,812,395	(2,772,526)	12,039,869

Operating income (loss)	160,860	183,759	(18,823)	271,304	30,721	627,821	(20,943)	606,878

Assets	3,718,157	10,551,652	685,374	2,509,286	772,908	18,237,377	(148,538)	18,088,839
Long-lived assets	1,326,835	4,000,885	133,391	726,199	196,601	6,383,911	—	6,383,911

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 294,819 million as of March 31, 2014 and JPY 339,888 million as of March 31, 2015 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[8] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	(Yen)
	Mar. 31, 2014	Mar. 31, 2015
Honda Motor Co., Ltd. shareholders’ equity per common share	3,284.14	3,715.66
Basic net income attributable to Honda Motor Co., Ltd. per common share	318.54	273.54

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2014 and 2015 were 1,802,291,196 and 1,802,286,926, respectively.

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2014 and 2015 were 1,802,294,383 and 1,802,289,321, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2014 or 2015.

[9] Other

1. Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their defined benefit pension plans, effective January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement are recorded in other comprehensive income (loss), net of tax during the three months ended September 30, 2013.

Following this plan amendment, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the defined benefit pension plans. As a result, Honda recognized JPY 21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which JPY 15,407 million is included in cost of sales and JPY 5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the three months ended December 31, 2013. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the defined benefit pension plans at the date of the curtailment. The effect of the remeasurement is recorded in other comprehensive income (loss), net of tax during the three months ended December 31, 2013.

2. Impairment loss on investments in affiliates

For the nine months ended December 31, 2014, Honda recognized impairment loss of JPY 15,901 million on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended December 31, 2014, Honda did not recognize any significant impairment losses.

3. Loss related to defects of airbag inflators

Honda is expanding warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to defects of airbag inflators.

Honda recognizes an accrued warranty liability for specific warranty costs we deem probable and which can be reasonably estimated related to the product recalls and SIC.

In the North America, various lawsuits related to the above mentioned product recalls and SIC have been filed against Honda. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has incurred and the amount of loss can be reasonably estimated. Regarding the above, Honda does not recognize an accrued liability for loss contingencies because the conditions have not been met as of the date of this report. Also, it is not possible to reasonably estimate the amount of a possible future loss at this time.

4. Income taxes

On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and to approximately 32% for fiscal years beginning on or after April 1, 2016. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased JPY 9,612 million, and income tax expense increased JPY 9,612 million, as of the enactment date of the laws.

[10] Significant Subsequent Events

None

[1] Unconsolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Assets
Current assets
Cash and bank deposits	118,083	54,297
Accounts receivable	443,469	479,309
Securities	68,558	160,000
Finished goods	82,503	138,923
Work in process	41,930	40,270
Raw materials and supplies	33,155	31,207
Prepaid expenses	10,964	11,996
Deferred income taxes	89,329	84,026
Others	127,093	154,861
Allowance for doubtful accounts	(1,638)	(859)

Total current assets	1,013,451	1,154,033

Fixed assets
Tangible fixed assets
Buildings	275,936	276,009
Structures	37,903	38,859
Machinery and equipment	131,758	138,711
Vehicles	5,803	5,598
Tools, furniture and fixtures	24,755	24,776
Land	344,998	347,082
Lease assets	2,339	2,432
Construction in progress	15,820	15,929

Total tangible fixed assets	839,315	849,399

Intangible assets
Software	56,527	72,053
Lease assets	15	11
Others	2,541	2,501

Total intangible assets	59,084	74,566

Investments and other assets
Investment securities	108,060	125,565
Investment securities–subsidiaries and affiliates	418,757	389,081
Investments in capital of subsidiaries and affiliates	93,065	93,476
Long-term loans receivable	3,252	2,441
Deferred income taxes	66,747	59,062
Others	28,851	21,340
Allowance for doubtful accounts	(9,133)	(1,513)

Total investments and other assets	709,601	689,454

Total fixed assets	1,608,002	1,613,421

Total assets	2,621,454	2,767,455

[1] Unconsolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Mar. 31, 2015
Liabilities
Current liabilities
Notes payable–trade	463	357
Electronically recorded obligations-operating	1,997	14,012
Accounts payable	306,496	234,550
Short-term loans payable	19,741	30,718
Lease debt	822	950
Other payables	71,239	105,241
Accrued expenses	79,328	75,002
Income taxes payable	3,887	3,086
Advances received	4,292	6,290
Deposits received	3,509	3,451
Deferred revenue	128	61
Current portion of accrued product warranty	32,341	65,467
Accrued employees’ bonuses	29,232	29,416
Accrued directors’ bonuses	221	278
Accrued operating officers’ bonuses	492	421
Others	2,512	2,333

Total current liabilities	556,707	571,639

Non-current liabilities
Long-term loans payable	102	80
Lease debt	1,680	1,694
Accrued product warranty	32,813	30,499
Accrued employees’ retirement benefits	124,542	169,206
Others	10,400	9,813

Total non-current liabilities	169,538	211,294

Total liabilities	726,245	782,933

Total net assets
Stockholders’ equity
Common stock	86,067	86,067
Capital surplus
Capital reserve	170,313	170,313
Other capital surplus	0	0

Total capital surplus	170,314	170,314

Retained earnings
Legal reserves	21,516	21,516
Other retained earnings
General reserve	1,256,300	1,322,300
Reserve for special depreciation	985	1,077
Reserve for reduction of acquisition cost of fixed assets	16,025	16,715
Earnings to be carried forward	325,301	331,232

Total retained earnings	1,620,128	1,692,842

Treasury stock	(26,247)	(26,263)

Total stockholders’ equity	1,850,263	1,922,960

Difference of appreciation and conversion
Net unrealized gains on securities	44,945	61,560

Total difference of appreciation and conversion	44,945	61,560

Total net assets	1,895,208	1,984,521

Total liabilities and net assets	2,621,454	2,767,455

[2] Unconsolidated Statements of Income

	Yen (millions)
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015
Net sales	3,488,369	3,331,187
Cost of sales	2,385,631	2,154,246

Gross profit	1,102,738	1,176,940

Selling, general and administrative expenses	977,133	1,080,597

Operating income	125,604	96,343

Non-operating income
Interest and dividend income	233,952	217,933
Foreign exchange profit	—	20,579
Others	30,703	30,727

Total non-operating income	264,655	269,240

Non-operating expenses
Interest expense	108	76
Depreciation	10,012	10,319
Expenses for rental assets	5,109	4,664
Foreign exchange loss	24,814	—
Others	4,294	2,890

Total non-operating expenses	44,339	17,951

Ordinary income	345,920	347,632

Extraordinary income
Gain on sales of non-current assets	600	474
Gain on sales of investment securities	1,570	4,138
Gain on sales of investment securities-subsidiaries and affiliates	14,728	—
Gain on liquidation of subsidiaries and affiliates	—	2,885
Settlement received	—	8,233
Others	251	1,147

Total extraordinary income	17,150	16,879

Extraordinary losses
Loss on disposal of fixed assets	3,939	3,077
Loss on devaluation of investment securities–subsidiaries and affiliates	18,572	29,771
Others	2,374	164

Total extraordinary losses	24,887	33,013

Income before income taxes	338,183	331,498

Income taxes-current	39,006	40,038
Income taxes-deferred	36,249	26,772

Total income tax	75,255	66,811

Net income	262,928	264,686

[3] Unconsolidated Statement of Changes in Net Assets

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	Other retained earnings
						General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2013	86,067	170,313	—	170,313	21,516	1,243,300	1,199	16,276

Cumulative effects of changes in accounting policies
Restated balance	86,067	170,313	—	170,313	21,516	1,243,300	1,199	16,276
Changes of items during the period
Provision of general reserve						13,000
Provision of reserve for special depreciation							361
Reversal of reserve for special depreciation							(576)
Provision of reserve for reduction entry								126
Reversal of reserve for reduction entry								(377)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	0	0	—	13,000	(214)	(251)

Balance at March 31, 2014	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025

	Stockholders’ equity				Valuation and translation adjustments			Total net assets
	Retained earnings		Treasury stock	Total stockholders’ equity	Valuation difference on available-for-sale security	Deferred gains or losses on hedges	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings brought forward
Balance at March 31, 2013	217,288	1,499,582	(26,222)	1,729,740	33,977	(237)	33,740	1,763,480

Cumulative effects of changes in accounting policies	—	—		—				—
Restated balance	217,288	1,499,582	(26,222)	1,729,740	33,977	(237)	33,740	1,763,480
Changes of items during the period
Provision of general reserve	(13,000)	—		—				—
Provision of reserve for special depreciation	(361)	—		—				—
Reversal of reserve for special depreciation	576	—		—				—
Provision of reserve for reduction entry	(126)	—		—				—
Reversal of reserve for reduction entry	377	—		—				—
Dividends from surplus	(142,381)	(142,381)		(142,381)				(142,381)
Net income	262,928	262,928		262,928				262,928
Purchase of treasury stock			(26)	(26)				(26)
Disposal of treasury stock	—	—	1	2				2
Net changes of items other than shareholders’ equity					10,967	237	11,204	11,204

Total changes of items during the period	108,012	120,546	(24)	120,522	10,967	237	11,204	131,727

Balance at March 31, 2014	325,301	1,620,128	(26,247)	1,850,263	44,945	—	44,945	1,895,208

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal reserves	Other retained earnings
						General reserve	Reserve for special depreciation	Reserve for reduction entry
Balance at March 31, 2014	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025

Cumulative effects of changes in accounting policies
Restated balance	86,067	170,313	0	170,314	21,516	1,256,300	985	16,025
Changes of items during the period
Provision of general reserve						66,000
Provision of reserve for special depreciation							760
Reversal of reserve for special depreciation							(668)
Provision of reserve for reduction entry								921
Reversal of reserve for reduction entry								(231)
Dividends from surplus
Net income
Purchase of treasury stock
Disposal of treasury stock			0	0
Net changes of items other than shareholder’s equity

Total changes of items during the period	—	—	0	0	—	66,000	92	689

Balance at March 31, 2015	86,067	170,313	0	170,314	21,516	1,322,300	1,077	16,715

	Stockholders’ equity				Valuation and translation adjustments			Total net assets
	Retained earnings		Treasury stock	Total stock- holders’ equity	Valuation difference on available-for-sale security	Deferred gains or losses on hedges	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings brought forward
Balance at March 31, 2014	325,301	1,620,128	(26,247)	1,850,263	44,945	—	44,945	1,895,208
Cumulative effects of changes in accounting policies	(33,372)	(33,372)		(33,372)				(33,372)
Restated balance	291,929	1,586,756	(26,247)	1,816,891	44,945	—	44,945	1,861,836
Changes of items during the period
Provision of general reserve	(66,000)	—		—				—
Provision of reserve for special depreciation	(760)	—		—				—
Reversal of reserve for special depreciation	668	—		—				—
Provision of reserve for reduction entry	(921)	—		—				—
Reversal of reserve for reduction entry	231	—		—				—
Dividends from surplus	(158,601)	(158,601)		(158,601)				(158,601)
Net income	264,686	264,686		264,686				264,686
Purchase of treasury stock			(16)	(16)				(16)
Disposal of treasury stock	—	—	0	1				1
Net changes of items other than shareholders’ equity					16,615	—	16,615	16,615
Total changes of items during the period	39,303	106,085	(15)	106,069	16,615	—	16,615	122,684
Balance at March 31, 2015	331,232	1,692,842	(26,263)	1,922,960	61,560	—	61,560	1,984,521

[4] Going Concern

None

[5] Significant Subsequent Events

Honda provides warranty programs with regard to the product recalls and SIC(Safety Improvement Campaign) related to airbag inflators.

Due to factors arising since May 2015 such as an expansion of the scope of these market actions based on an agreement between our supplier and the U.S. National Highway Traffic Safety Administration and reports to Ministry of Land, Infrastructure and Transport about scope of vehicles involved in Japan, a change has arisen in the estimate relating to accrued product warranties.

Because these product warranties arose subsequent to the date of the accounting audit firm’s audit report (May 8, 2015) for the audit required under the Company Law, JPY 17.0 billion of accrued product warranties is expected to be accrued in the next fiscal year.

There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, because of uncertainties it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: June 26, 2015

Honda Motor Co., Ltd.

Takahiro Hachigo

Contact and telephone number: Legal Division

Telephone: 03-3423-1111 (main number)

Securities code number: 7267

http://www.honda.co.jp

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda considers the enhancement of its corporate governance structures to be an important management issue and engages in a program of associated initiatives, in keeping with its fundamental corporate philosophy, to increase the level of trust of shareholders, investors, customers and the general public so that it can be a company that society wants to exist.

Honda will continue to strive to realize robust and highly transparent management, by conducting accurate release and disclosure of corporate information, including the timely and accurate release and disclosure of quarterly financial results and management policies, to increase the level of trust and understanding of shareholders and investors, customers and the general public.

2.	Capital Composition

Percentage of shares held by foreign investors: 30% or more

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	104,755	5.8
Moxley & Co. LLC	83,945	4.7
The Master Trust Bank of Japan, Ltd. (Trust Account)	70,922	3.9
State Street Bank and Trust Company 505223	52,503	2.9
Meiji Yasuda Life Insurance Company	51,199	2.8
State Street Bank and Trust Company	43,820	2.4
Tokio Marine & Nichido Fire Insurance Co., Ltd.	42,553	2.4
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance Company	27,066	1.5
Mitsui Sumitomo Insurance Company, Limited	25,739	1.4

Existence of controlling shareholders (excluding the parent company): —

Existence of a parent company: None

Supplementary explanation: —

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, First Section

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

—

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

The Company has two subsidiaries that are listed companies. The Company respects the independence of these listed companies and other subsidiaries.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with corporate auditors

Information on Directors

Number of directors specified in the Articles of Incorporation: 15

Term of directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: Chairman

Current number of directors: 14

Appointment of outside directors: Appointed

Number of outside directors: 2

Number of directors specified as independent directors: 1

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k
Nobuo Kuroyanagi	From another company	No	No	No	No	No	No	No		No	No	No

Hideko Kunii	Scholar	No	No	No	No	No	No	No	No	No	No	No

* Options for Categories of Relationship with the Company

* If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

* If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “ ” and, if any of the items above applied to any of them in the “past”, please mark with a “ ”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

c. person who executes business of a fellow subsidiary of the listed company;

d. party for which the listed company is a major customer or a person who executes its business;

e. listed company’s major customer or a person who executes its business;

f. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

g. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

h: person who executes the business of a customer of the listed company (where any of items d, e and f do not apply to such customer) (this item only applies to the outside director himself/herself)

i: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside director himself/herself)

j: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside director himself/herself)

k. Other

Relationship with the Company (2)

Name : Nobuo Kuroyanagi

Status as independent director : No

Supplementary explanation of applicable items :

Outside director Nobuo Kuroyanagi held the position of director and chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. until March 2012. The Company has transactions with The Bank of Tokyo-Mitsubishi UFJ, including deposits, foreign and domestic exchange, etc.

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director ) :

Based on his abundant experience and considerable knowledge regarding corporate management, the Company wishes to receive his advice regarding the Company’s operations from an objective and highly sophisticated perspective.

There are no special conflicts of interest between the Company and Nobuo Kuroyanagi, and the Company’s judgment is that no conflicts of interest will arise with the Company’s shareholders in general.

Name : Hideko Kunii

Status as independent director : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director) :

Based on her abundant experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and her active involvement in the area of gender equality, the Company wishes to receive her advice regarding the Company’s operations from an objective and highly sophisticated perspective.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Hideko Kunii.

Existense of any optional committee corresponding to a nominating committee or a compensation committee: None

Information on Corporate Auditors

Existence of a Board of Corporate Auditors: Established

Number of corporate auditors specified in the Articles of Incorporation: 7

Current number of corporate auditors: 5

Collaboration among the Corporate Auditors, Accounting Auditors and the Audit Office

During fiscal year 2014, the Corporate Auditors and Accounting Auditors held 13 meetings. The Accounting Auditors explained and reported to the Corporate Auditors their auditing plans, results of their auditing activities, etc., and exchanged opinions.

The Corporate Auditors receive periodic reports from the Audit Office (with 39 staff members), which is the internal auditing department of the Company, regarding auditing policies, auditing plans and the results of audits. In addition, the Corporate Auditors and the Audit Office implement internal audits independently and in collaboration with one another.

Appointment of outside corporate auditors: Appointed

Number of outside corporate auditors: 3

Number of outside corporate auditors specified as independent outside corporate auditors: 3

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k	l	m
Toshiaki Hiwatari	Attorney at law	No	No	No	No	No	No	No	No	No	No	No	No	No

Hideo Takaura	Certified public accountant	No	No	No	No	No	No	No	No	No	No	No	No	No

Mayumi Tamura	From another company	No	No	No	No	No	No	No	No	No	No	No	No	No

* Options for Categories of Relationship with the Company

* If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

* If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “ ” and, if any of the items above applied to any of them in the “past”, please mark with a “ ”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary;

c. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d. corporate auditors of a parent company of the listed company;

e. person who executes business of a fellow subsidiary of the listed company;

f. party for which the listed company is a major customer or a person who executes its business;

g. listed company’s major customer or a person who executes its business;

h. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

i. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

j: person who executes the business of a customer of the listed company (where any of items f, g and h do not apply to such customer) (this item only applies to the outside corporate auditor himself/herself)

k: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside corporate auditor himself/herself)

l: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside corporate auditor himself/herself)

m. Other

Relationship with the Company (2)

Name : Toshiaki Hiwatari

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

In addition, he is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Toshiaki Hiwatari.

Name : Hideo Takaura

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

In addition, he is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Hideo Takaura.

Name : Mayumi Tamura

Status as independent Auditor : No

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge regarding corporate management, she conducts auditing activities from a broad and sophisticated perspective.

In addition, she is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

Matters Relating to Independent Directors and Auditors

Number of independent directors and auditors: 4

Other Matters Related to Independent Directors and Auditors

Criteria for Independence of Outside Directors/Outside Corporate Auditors

The Company’s board of directors will determine that an outside director/outside corporate auditor is sufficiently independent from the Company if it determines that the said outside director/outside corporate auditor satisfies the requirements set forth below:

1. He/She is not a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2. He/She is not, and has never been, any of the following during the last five years:

1) a person who executes the business of a large shareholder (2) of the Company;

2) a person who executes the business of (i) a major customer (3) of the Company, or (ii) a company of which the Company is a major customer;

3) a person who executes the business of a major lender of the Company (4);

4) a person who belongs to an audit corporation which conducts statutory audits for the Company;

5) a person who receives a large amount (5) of money, etc. from the Company, other than remuneration paid to directors and outside corporate auditors of the Company;

6) a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7) a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (6).

3. No family member, close relative, etc. of the outside director/outside corporate auditor currently falls under any of items 1) through 7) in paragraph 2 above.

4. The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

1 A “family member, close relative, etc.” means a spouse of an outside director/outside corporate auditor, a first or second degree relative, or any other relative who lives in the same place as the outside director/outside corporate auditor.

2 A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

3 A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated net sales of the Company or the said customer.

4 A “major lender” means a financial institution from which the Company borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

5 A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

6 An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Provision of Incentives

Status of measures to provide incentives to directors: Introduction of a performance-linked remuneration system.

Supplementary Explanation of Matters Related to This Item

The Company pays bonuses to Directors that reflect performance in each fiscal year.

Persons Eligible for Stock Options : —

Supplementary Explanation of Matters Related to This Item : —

Matters Related to the Remuneration of Directors

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals

Supplementary Explanation of Matters Related to this Item

The total Directors’ remuneration paid to the 15 Directors in fiscal year 2014 was ¥594 million. Of this amount, the three Outside Directors received a total of ¥23 million. The five Corporate Auditors received ¥181 million in total, and the three Outside Corporate Auditors were paid ¥47 million. Thus, the total remuneration for all Directors and Corporate Auditors was ¥775 million. Also, regarding Directors’ bonuses, the 13 Directors were paid a total of ¥252 million. Of this amount, the two Outside Directors received a total of ¥7 million.

Additionally, in fiscal year 2014, Director and Chairman Fumihiko Ike received Director’s remuneration of ¥72 million and a Director’s bonus of ¥30 million, a total of ¥102 million, and Director Takanobu Ito received Director’s remuneration of ¥96 million and a Director’s bonus of ¥43 million, a total of ¥140 million.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

Remuneration of Directors and Corporate Auditors is made up of the following components. Remuneration of Directors comprises payment for their conduct of duties as Directors and Directors’ bonuses, which are linked to Company performance during the fiscal year. Remuneration of Corporate Auditors includes only remuneration for their conduct of duties as Corporate Auditors.

Remuneration of Directors and Corporate Auditors is paid from a maximum allocation for this purpose approved by the General Meeting of Shareholders. Payments to Directors are made within the limits of this allocation based on the remuneration criteria approved by the Board of Directors. Payments to Corporate Auditors are made based on deliberations of the Corporate Auditors.

Directors’ bonuses are paid from a maximum allocation for this purpose approved by the General Meeting of Shareholders. Payments to Directors are decided by the Board of Directors within the limits of this allocation, based on Company performance during the fiscal year to which they apply, Directors’ bonuses in previous years and other considerations. Bonuses to Corporate Auditors were eliminated in 2010, and remuneration for Corporate Auditors is paid only for their conduct of duties as Corporate Auditors.

In addition, all Directors and Corporate Auditors contribute a specified amount of their remuneration to the Directors and Corporate Audits’ shareholder association, purchase Company shares, and hold these shares throughout their tenure.

Support Systems for Outside Directors (Outside Corporate Auditors)

The Corporate Auditors’ Office has been formed as a staff organization directly under the Board of Corporate Auditors to provide support, and it reports directly to the Board of Corporate Auditors. In addition, minutes of the meetings of the Board of Directors and other information are provided to the Outside Directors and Outside Corporate Auditors if necessary.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Remuneration Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 14 members (comprising of 12 Inside Directors and 2 Outside Directors, or 13 men and 1 woman). The Board of Directors is responsible for making decisions with respect to important management matters, including the conduct of important business activities and other matters as prescribed by law. Board decisions are made after deliberating such matters according to established criteria, assessing risks and giving such matters due consideration. The Board of Directors is also responsible for supervising and monitoring the conduct of duties. In fiscal year 2014, the Board of Directors met 11 times.

Outside Directors

The Company appoints outside Directors who can offer advice on its corporate activities from an objective and broad perspective based on their abundant experience and considerable knowledge. In selecting Outside Directors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Board of Corporate Auditors

The Board of Corporate Auditors comprises five members (including three outside Corporate Auditors). Each Corporate Auditor, through attendance at meetings of the Board of Directors, examination of status of Company assets and other activities, undertakes to audit the Directors in the conduct of their duties in accordance with the auditing criteria for Corporate Auditors, auditing policies and division of duties etc. determined by the Board of Corporate Auditors.

To provide timely and accurate reports to the Corporate Auditors, Standards for Corporate Auditor Reports has been established. Based on these standards, reports are made periodically to the Corporate Auditors on the status of the business operations of the Company and its subsidiaries etc., the design and operation of internal control systems and other matters. Also, when events occur that have a major impact on the Company, reports are prepared for the Corporate Auditors. Moreover, the Corporate Auditors attend the meetings of the Executive Council and other important meetings. In fiscal year 2014, the Board of Corporate Auditors met 10 times.

Status of Activities to Strengthen the Functions of the Corporate Auditors

The Company has formed the Corporate Auditors’ Office as a staff organization directly under the Board of Corporate Auditors to provide support to the Board of Corporate Auditors. Corporate Auditor Kunio Endo has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries, and Corporate Auditor Hideo Takaura has abundant experience and considerable knowledge as a certified public accountant. Both of these Corporate Auditors qualify as “persons with considerable knowledge of finance and accounting,” as specified under Article 121-9 of the Implementation Regulations of Japan’s Company Law. In addition, the Company’s Board of Corporate Auditors has recognized Corporate Auditors Kunio Endo and Hideo Takaura as “specialists in finance in the Board of Corporate Auditors” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002).

Outside Corporate Auditors

The Company has appointed Outside Corporate Auditors who can conduct auditing activities from a broad and sophisticated perspective based on their abundant experience and considerable knowledge. In selecting these Outside Corporate Auditors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Decisions on Candidates for Director and Corporate Auditor

Candidates for Director are determined by the decisions of the Board of Directors. Candidates for Corporate Auditor are selected by decisions of the Board of Directors with the approval of the Board of Corporate Auditors.

Organizational Operating System

Under the Company’s operating systems, to further develop its business operations with strong ties to regions around the world, based on its basic philosophy and from a long-term perspective, headquarters have been established in six regions. The Motorcycle Business, Automobile Business, Power Products and Other Businesses have developed medium- to long-term plans by product and are making adjustments to pursue optimal business operations globally. In addition, each of the Company’s functional headquarters, including Business Management Operations, Business Support Operations, IT Operations, Purchasing Operations and Customer Service Operations, is providing support and making appropriate adjustments etc. to increase the effectiveness and efficiency of the Honda Group as a whole.

R&D activities are conducted mainly by independent subsidiaries. These activities are carried out on a free and competitive basis, centering around Honda R&D Co., Ltd., for products, and Honda Engineering Co., Ltd., for production technologies, with the goal of creating distinctive and internationally competitive product groups through the application of advanced technology.

Operating Officer System

The Company appoints Operating Officers to regional, business and functional headquarters, R&D subsidiaries and other major organizational units. This management system facilitates the making of rapid and appropriate management judgments at the regional and working level.

Executive Council

The Company has formed an Executive Council, which is composed of Operating Officers of senior managing officer level and above. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Regional Operating Boards

To give greater autonomy to the regional level and make rapid management decisions, the Company has formed regional operating boards within each regional headquarters. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

Within KPMG AZSA LLC, a total of 108 staff conducted the audit. These accounting firm staff members comprised three certified public accountants (Sawaharu Kanai, Hiroyuki Yamada and Tsutomu Ogawa) who were in overall charge of the accounting audit, and 105 professional staff (including 39 certified public accountants, 6 accountants with U.S. certified public accountant status and 60 other staff members).

The total remuneration paid to KPMG AZSA LLC and its affiliated accounting firm, KPMG, in fiscal year 2014 for the preparation of the auditor’s report, based on Japan’s Company Law, Japan’s Financial Instruments and Exchange Law, and the Securities and Exchange Law of the United States, which covered the Company and its consolidated subsidiaries, was ¥4,180 million. In addition, remuneration paid by the Company and its consolidated subsidiaries in fiscal year 2014 for services other than auditing services received from KPMG AZSA LLC and its affiliated accounting firm, KPMG, amounted to ¥158 million.

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid is decided by the Board of Directors, with the prior approval of the Board of Corporate Auditors.

Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on the provisions of Article 427, Paragraph 1 of the Company Law, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

3.	Reasons for the Selection of the Company’s Current Corporate Governance System

As a company adopting the “board of corporate auditors system” of corporate governance, the Company has elected internal members of its Board of Directors who have an in-depth understanding of the Company’s business activities, and two outside directors who have objective, broad and highly sophisticated perspectives. In addition, the Company’s Board of Corporate Auditors, which is independent of the Board of Directors, has more than a majority of outside Corporate Auditors. The Board of Directors and Board of Corporate Auditors are responsible for supervising and monitoring the conduct of management.

Management’s judgment is that the current corporate governance system is functioning appropriately in supervising and monitoring the conduct of management.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is working to make it possible for shareholders to execute their voting rights via the Internet using PCs and mobile communication devices.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English-language translation of the notice of the General Meeting for foreign investors.

Other

Supplementary Explanation

Preparing an easy-to-understand business report using slides and holding events adjacent to the auditorium where the General Meeting is held to display Honda products and others. Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding information meetings to announce quarterly results (four times a year), and, as necessary, holding press conferences with the CEO presenting.

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

For key foreign institutional investors at appropriate times conducting to explain the Honda Group’s business strategies etc..

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting various types of Company information for investors on the Company website (Japanese: http://www.honda.co.jp/investors/ English: http://world.honda.com/investors/). Making timely disclosure of materials simultaneously in Japanese and English.

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Issuing a periodic publication for shareholders (Kabunushi Tsushin) that contains information on Honda’s business, products, financial performance and other topics. In addition, holding on-site tours of Honda factories and other facilities in Japan and overseas for shareholders and investors.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, a code of conduct has been issued to be shared by all personnel working in the Honda Group: “Honda Conduct Guidelines.”

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Issuing a report on environmental preservation activities: Honda Environmental Annual Report, and a report on CSR activities, Honda CSR Report. In addition, information on safety is made available through the issuance of the Honda Safe Driving Report. These reports are available on the Honda website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been formed comprising the Operating Officer in charge and other personnel, which is in charge of deliberating the accuracy and appropriateness of disclosure content.

IV.	Matters Related to Internal Control Systems

1.	Basic Approach to and Current Status of Internal Control Systems

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees, and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines.

The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Compliance Committee and the Business Ethics Improvement Proposal Line.

(2)	Systems related to retention and management of information on execution of duties by the Directors

Information related to the execution of duties by the Directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

(3)	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, the Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored).

For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Corporate Crisis Management Policy and the Honda Risk Management Rules.

(4)	Systems for ensuring that the execution of duties by the Directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues.

To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance.

The Company appoints the directors in charge of supervising each of its subsidiaries.

As for the business execution of its subsidiaries, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation. Based on the Honda Risk Management Rules, the Company also receives reports on important risks from the subsidiary and requests the subsidiary to establish a risk management system in accordance with the corporate size and their respective industries. The Company then confirms the state of establishment and operation of the system.

The Business Ethics Improvement Proposal Line of the Company establishes an internal whistle-blowing and response system for the Company and subsidiaries and major subsidiaries have such internal reporting functions etc. These systems enable the Honda Group to discover and respond to issues that may arise at an early date.

The Audit Office, which directly reports to the president and CEO, is working to strengthen internal auditing functions within the Honda Group, internal auditing of all units, supervising and providing guidance to internal auditing units in major subsidiaries, conducting audits of subsidiaries directly when necessary.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

(6)	Provision of employees when assistance is requested by corporate auditors, independence of such employees from the Directors, and to ensure effectiveness of instructions which are given to such employees

The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to the Corporate Auditors.

(7)	Systems for ensuring Directors and employees report to Corporate Auditors and other systems related to the reporting to Corporate Auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the Corporate Auditors.

No one should suffer a disadvantage because of making such reports to the Corporate Auditor. The Company’s subsidiaries are requested to show the same consideration.

(8)	Other systems for ensuring the effectiveness of audits by Corporate Auditors

The Corporate Auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, the Corporate Auditors attend the Executive Council and other important meetings.

In order to make the Company to bear the necessary cost of the Corporate Auditors to conduct their duties, an annual budget is secured every accounting period based on the proposal from the Corporate Auditor.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

—

Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)	Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information , the General Affairs, Legal, Finance and Accounting divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information.

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information together with the General Affairs, Legal, Finance and Accounting divisions; the representative directors; units with principal responsibility; and the officers who manage and supervise such units (officers in charge).